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                                                                   EXHIBIT 11



                  FARAH INCORPORATED AND SUBSIDIARIES


              STATEMENT REGARDING COMPUTATION OF NET INCOME
                             (LOSS) PER SHARE



         Net income (loss) per share is based on weighted average shares of common stock and common stock equivalents outstanding. Stock options are included as common stock equivalents under the treasury stock method, where dilutive. Additional dilution from the Company's convertible subordinated debentures, which are not common stock equivalents, is not material. Loss per share is based only on weighted average shares of common stock outstanding.









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